                                   FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D. C.  20549



                           REPORT OF FOREIGN ISSUER



                     Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934



                          For the month of June, 2000


                        COMMISSION FILE NUMBER:  1-7239







                                 KOMATSU LTD.
                ...............................................
                 Translation of registrant's name into English

                 3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
                 ............................................

                    Address of principal executive offices

                     INFORMATION TO BE INCLUDED IN REPORT
                     ------------------------------------


1.   Information Distributed to Security Holders
     -------------------------------------------

          The registrant, KOMATSU LTD., distributed to its security holders the following documents, which are attached hereto and constitute a part hereof:

          Notice of Convocation of the 131st Ordinary General Meeting of Shareholders attaching Referential Materials and Instruction Card Concerning the Exercise of Voting Rights (including the 131st Business Report (From April 1, 1999 to March 31, 2000), which contained the financial statements which are prepared in accordance with accounting principles generally accepted in Japan and are on non-consolidated basis.)

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                           KOMATSU LTD.
                                   -----------------------------
                                           (Registrant)




Date:  June    , 2000              By: /s/ Masaru Fukase
                                       -------------------------
                                         Masaru Fukase
                                         Senior Executive Officer

(Translation)

                                                                    May 31, 2000

                         NOTICE OF CONVOCATION OF THE
                         ----------------------------
                     ONE HUNDRED AND THIRTY FIRST ORDINARY
                     -------------------------------------
                        GENERAL MEETING OF SHAREHOLDERS
                        -------------------------------
                                OF KOMATSU LTD.
                                ---------------



TO:  THE SHAREHOLDERS

     Please be advised that the 131st Ordinary General Meeting of Shareholders of the Company will be held in accordance with the particulars indicated in the attachment hereto. Your attendance at the meeting is cordially requested. If you are unable to attend the meeting, we would appreciate your reviewing the attached documents, affixing your seal or signature on the enclosed instruction card concerning the exercise of voting rights, and returning it to the Company after indicating thereon your approval or disapproval of the items of business enumerated in the attached documents.


                                    Sincerely yours,
                                    KOMATSU LTD.
                                    3-6, Akasaka 2-chome
                                    Minato-ku, Tokyo


                                    By:  Satoru Anzaki
                                         President and
                                         Representative Director

                            PARTICULARS OF MEETING
                            ----------------------

1.   Date and Time:  June 28, 2000 (Wed.) at 10:00 a.m.

2.   Place:  2nd Floor, Komatsu Building
             3-6, Akasaka 2-chome
             Minato-ku, Tokyo

3.   Purpose of Meeting:

       Items to be Reported:       Matters concerning the Balance Sheet as of
                                   March 31, 2000 and the Business Report and
                                   Statement of Income for the 131/st/ business term (April 1, 1999-March 31, 2000).
       Items of Business:

        1st Item of Business:      Matters concerning the approval of the
                                   proposed Appropriation of Profit for the 131/st/ business term (April 1, 1999 - March
                                   31, 2000).

        2nd Item of Business:      Matters concerning the election of two
                                   directors.

        3rd Item of Business:      Matters concerning the election of two
                                   statutory auditors.

        4th Item of Business:      Matters concerning the acquisition of
                                   treasury shares for transfer to the directors and employees. Details of this item are provided in the Referential Documents
                                   Regarding the Exercise of Voting Rights
                                   (Proxy Statement).


                                 *     *     *
   (If you attend the meeting, please present the enclosed instruction card to the receptionist.)

ATTACHED DOCUMENTS

EXHIBIT I


                                BUSINESS REPORT
                                ---------------
                       (April 1, 1999 - March 31, 2000)

(Note) As Komatsu's management is basically oriented towards global consolidated management, this Business Report is prepared in an aim to also cover the information on a consolidated basis as much as possible.

I    Outline of Business

(1)  Development and Results of Business Operations

     The very cornerstone of Komatsu's management lies in its policy to achieve Quality and Reliability. This policy does not only concern the supply of safe and innovative products and services from the viewpoint of customers but also extends to constant improvement of Quality and Reliability of the Komatsu Group's entire organizations, businesses, employees and management. In pursuit of this policy, the top management task will continue to improve this Quality and Reliability year after year.

     The pursuit for Quality and Reliable management will also enhance the corporate value, and we will devote our best efforts to realize this goal.

     For this period, Komatsu worked on the following three tasks to improve business results as the highest management priority during the year. Komatsu's management and all the employees worked to achieve these aim, and we have the pleasure to report that solid results were achieved.

(i) To further improve its corporate governance, centering on the reform of the Board of Directors;
(ii) To recover profitability of in the Japanese construction equipment business; and
(iii) To restructure the Group's electronics business.

     The Company effected reforms in the Board of Directors by introducing the "Executive Officer" system and the "Global Officer" system, thereby demonstrating a proactive stance for its corporate cooperative governance by establishing the new management structure. By reducing the members of the Board of Directors and inviting outside directors, the Company is now able to thoroughly discuss significant matters that could affect the basis of the management and arrive at a quick decision.

       (Note) "Corporate governance" is generally interpreted as "governance", however, at Komatsu, this is interpreted as a "cooperative governance" to express the initiatives and efforts of the management.
       The highest priority of the Company's Japanese construction equipment business is to restructure the production system. The Company launched measures for this purpose in the fall of 1998, and completed all the plans for the subject fiscal year on schedule. The entire restructuring program is scheduled for completion in August 2000 with consolidation of the Tachikawa and Saitama plants of Komatsu Zenoah Co. in Kawagoe.

     Preceding this restructuring program the Company had streamlined sales and logistic operations. All combined, the Company has firmly secured its position to generate stable earning even when total demand in the Japanese market remains at about the current level.

     In the electronics business, the demand for silicon wafers, the major electronics product of the Komatsu Group, recovered on the back of the upturned market for semiconductors. Prices of silicon wafers have also begun to recover. By concentrating production of silicon wafers in Japan and Taiwan, Komatsu Electronic Metals Co., Ltd. commenced production in Taiwan in a well-timed manner.

     The United States maintains its prospering economy for eight consecutive years. Continuous mild growth can be seen in the European economy although Euro has a downward tendency. Asian economy is showing signs of recovery, which, however, remains insignificant. The Japanese economy began to show the effects of the Government's comprehensive economic measures and emergency economic measures and investments in facilities have overall hit the bottom, but personal consumption is still at low levels and has not made self recovery yet.

     Under such circumstances, consolidated sales for the year totaled JPY1055.6 billion (down 0.6% from the previous period), and consolidated net income largely improved to JPY13.3 billion (JPY 25.7 billion increase).

     Also, on a non-consolidated basis, sales totaled JPY441.4 billion (down 7.2% from the previous period), ordinary profit advanced 16.8% to JPY9.9 billion, and net income for the period totaled JPY13.6 billion (JPY11.4 billion increase).

     With regard to the "Y2K Problem", this was positioned as an important managerial issue and the Company has taken a leading role to deal with this issue systematically for the entire group since 1996. As a result, no particular problems arose to the Company as well as to the affiliated companies.


The following is an outline of the business result of each division of the Company.

Construction and Mining Equipment
---------------------------------

     Consolidated sales of construction and mining equipment totaled JPY713.5 billion (down 2.4% from the previous period), and the unconsolidated sales of the Company totaled JPY341.3 billion (down 6.3% from the previous period).

     In Japan, consolidated sales totaled JPY268.8 billion (up 8.8% from the previous period), and the unconsolidated sales totaled JPY202.7 billion (up 4.3% from the previous period). While demand for construction equipment declined since fiscal 1997, it began to improve from the previous year. This increase in demand was supported by positive effects of the government's economic stimulus package as well as improved housing investment. In response to growing preferences for rental use among the customers, the Company continued to aggressively reinforce the rental equipment business mainly through its distributors and rental companies within the Group. The Company also expanded sales by focusing efforts on high-growth products and market segments, such as the AVANCE NRO hydraulic excavators with small, rear-swing radius and series of environment-friendly mobile recyclers.

     In the restructuring of the Japanese production, the Company completed transfer of large wheel loaders to the Mohka Plant in Tochigi Prefecture from the Kawagoe Plant in Saitama Prefecture, the transfer of small and medium-sized wheel loaders from the Kawagoe Plant to the Awazu Plant in Ishikawa Prefecture, and the motor graders from the Kashiwazaki Plant in Niigata Prefecture to Mohka Plant, respectively, on schedule. Supported by the dedicated efforts of employees involved in the transfer, all plans have met with the Quality and Reliability of machines which rolled off each new line.

     The Company's underground construction equipment business improved its results over the previous year, reflecting expanded sales of small-diameter shield and tunnel boring machines, which feature technological superiority.

     Consolidated sales outside of Japan totaled JPY 444.6 billion (US$4,317 million), down 8.1% (up 5.3% when converted into US dollar) from the previous period, and unconsolidated sales of exports totaled JPY 138.6 billion (US$1,346 million), down 18.4% (down 6.6% when converted into US dollars) from the previous period.

     In North America and Europe where market demand remained strong, the Company collaborated closely with Komatsu group companies in these regions and deployed aggressive sales promotion. While the U.S. economy recorded eight consecutive years of growth, U.S. demand for construction and mining equipment declined from the previous year.

     In the United States, having anticipated the decline in demand, Komatsu America International Company was well prepared with improved efficiency in both production and sales, and generated profits comparable to the record-high figure a year ago. The Company further strengthened its position in the North American market.

     In Europe, demand remained brisk throughout the year under review. Each business unit, i.e., Komatsu UK Limited for hydraulic excavators, Komatsu Hanomag AG for wheel loaders, and Fai Komatsu Industries S.p.A. for utility equipment (all-purpose small-sized construction equipment), reinforced sales operation, expanded respective market-driven product mix, and improved sales for the year.

     In Southeast Asia which suffered from the severe blow of the economic crisis in 1997, demand for construction and mining equipment began to show some signs of recovery in the logging and mining industries. In China, where demand continued to grow, the Company expanded sales over the year, realizing positive results of its determined efforts to localize production since 1995. Meanwhile, market demand fell in Central America and the Middle East, resulting in a decline in each regional sales over the previous period.

      In the utility equipment business, the Company continued to boost sales in the major markets of North America and Europe for the year. In addition to the expanded demand in Europe, the Company launched export sales of backhoe loaders in North America, produced by Fai Komatsu Industries S.p.A.

      The Company's mining equipment business faced strongly reserved attitudes for investment by the mining industry which suffered from sluggish prices of copper, coal and other primary products. As a result, sales of mining equipment declined from the previous period. Meanwhile, Komatsu Mining Systems, Inc. won an order for 25 units of the world's largest class 930E dump trucks for one of the world's largest open-pit copper mines in Chile. Shipment was completed by March 2000.

      The Company also facilitated integration of development, production and product support operations among mining equipment companies of the Komatsu Group to strengthen its business foundation. At this time, the Company also introduced the super large WA1200 wheel loader and the renewed model of the large D475 bulldozer in preparation for a full-scale recovery of demand.

Electronics
-----------

      Consolidated sales from electronics operations totaled JPY90.3 billion (up 4.3% from the previous period), and unconsolidated sales totaled JPY11.1 billion (up 24.6% from the previous period). In our electronics business, sales of Excimer laser units expanded significantly from the previous period, supported by aggressive market introduction of a new model. Also the Company sustained brisk sales of network devices and IT-related devices.

      Komatsu Electronic Metals Co., Ltd. worked to improve earnings through exclusive production in Japan and Taiwan, cost reduction and enhanced productivity, and shortened lead-time for delivery. As a result, the company registered profits for the second-half period of the current year on a non-consolidated basis as projected. In December 1999, the Company decided to transfer production of discrete wafers from the Hiratsuka Manufacturing Department and consolidate the production of this at the Nagasaki and Miyazaki plants in the next two years. The Company will be better positioned to further improve efficiency by consolidating Japanese production at these two plants and to timely deliver high-quality silicon wafers. In the rapidly growing Taiwan market, a new business style is emerging, which features exclusively order-based production like the so-called "Foundry". Production of diversified semiconductors such as DRAMs is also quickly progressing. During the year, Formosa

Komatsu Silicon Corporation, a subsidiary of Komatsu Electronic Metals Co., Ltd., received recognition from its customers as their supplier and commenced successful shipment of wafers.

      Sales of polycrystalline silicon by Advanced Silicon Materials, Inc. were slow during the year, adversely affected by inventory adjustment of the silicon wafer manufacturing industry. Meanwhile, Komatsu Electronics, Inc. continued to boost sales of thermoelectric modules.

Industrial Machinery
--------------------

     Consolidated sales in the industrial machinery business dropped 27.7% from the previous period, to JPY30.8 billion, and unconsolidated sales also dropped 57.4% from the previous period to JPY12.0 billion largely due to depressed
demand in the Japanese market.   The decrease in the unconsolidated sales is due
to the transfer of the export business and the production business of the sheet metal forming machines to Komatsu Industries Corporation which is a subsidiary of the Company in addition to the decrease of sales of large presses. While demand of large presses declined as adversely affected by restraints in investment by the automobile manufacturing industry, the Company strengthened sales operation outside Japan, winning new orders from a major European automaker during the year.

     However, Komatsu Industries Corporation, in charge of sheet metal forming machines, started on a high note under a new management team in July 1999, winning a larger number of orders compared to the corresponding period last year. The Company also decided to further strengthen the current sales alliance agreement reached in 1995 with Trumpf GbmH & Co. of Germany. Under the new agreement, in addition to mutually supplying competitive machines, the two partners will fully utilize their service networks, customer support and other management resources to reinforce the complementary relationship.

Civil Engineering and Construction
----------------------------------
(Note: This division is operated mainly by subsidiaries.)

     The consolidated sales for this division totaled JPY78.6 billion (an increase of 2.1% from the previous period) and unconsolidated sales for the Company was JPY0.5 billion.

     The Japanese construction industry continued to face difficult business environment with sluggish private-sector works as well as public works which began a downturn in the last half period of the year. However, as a result of steady efforts to improve and strengthen the financial position, profits increased from the previous period.
     In February 2000, Komatsu Construction Ltd. increased its capital by issuing new shares in the form of third-party allotment to Komatsu Ltd. to increase its equity capital and improve its financial position. As a result, the Company now owns 68.0% of the shares of Komatsu Construction Ltd.

Others
------

     Consolidated sales of other divisions climbed 14.5% to JPY142.2 billion, and unconsolidated sales also climbed 3.7% to JPY76.2 billion for the year.

     Sales of products for the Defense Agency, engines and other components, and environmental friendly system products manufactured by Komatsu Zenoah Co. expanded from the previous period. Meanwhile, sales in the logistics business operated by Komatsu Logistics Corp. and in steel casting by Komatsu Castex Ltd. declined from the previous period.

(2)  Investments in Facilities

     In addition to investments for improving the production efficiency and quality, the Company also invested in the information technology-related fields.

     Meanwhile, the Company cut the total investments in facilities in the electronics division except in silicon wafers in the rapidly growing Taiwan market in consideration of the market environment. As a result, the total amount of investments in facilities declined from the previous period to JPY57.7 billion (JPY57.1 billion decrease from the previous period) on a consolidated basis and JPY18.3 billion (JPY3.2 billion decrease from the previous period) on a non-consolidated basis.

(3)  Fund Raising

     During this period, the Company improved its cash flow by expanding the securitization of trade receivables, reducing the inventory, and selling idle properties such as Osaka Plant's former Nakamiya District plant site, while it continues to strengthen its financial structure.

     As a result, the cash flow by operating and investing activities totaled JPY53.1 billion (JPY82.7 billion increase from the previous period) on a consolidated basis.

     Also, the Company introduced the cash management system to the Japanese consolidated subsidiaries and the local subsidiaries in Europe to effectively manage funds, and in the U.S. and Europe, set the commitment line in order to better repay the borrowings. Following the United States, Euro medium term notes were issued in Europe.

(4)  Future Challenges

     In response to dramatic changes taking place in the global business environment, Komatsu has recently reassessed the "'G' 2000 mid-range management strategy" in order to renew the course of growth as a true global Company in the 21st century. As has been mentioned, the reorganization of the Board of Directors and the establishment of a corporate governance clarify the responsibilities between management and business execution in order to develop a renewed growth strategy.

     In a new mid-range management strategy, the Company has aimed to further promote business on a global scale which included additional perspectives to meet new changes, namely the dynamic progress of IT (Information Technology) and conservation of the earth's environment. The Company has named the new strategy, "'G' to the 21st", to demonstrate a resolute determination for Growth on a Global scale in the 21st century. Specifically, the Company is emphasizing the improvement of profits by centering on growth strategies for the construction and mining equipment business.

     In the Japanese construction equipment market, the Company is determined to capture changes astutely and provide products designed to meet customers' needs and expectations in order to heighten its market position. The Company will also expand solutions business for customers by utilizing IT.

     Overseas, the Company will solidify its business base as a global company by promoting research and development as the next phase of globalization, in addition to expanding business by deploying its global production network.

     With respect to environmental protection efforts, the Company has undertaken a variety of tasks in R&D, production, marketing and product support activities. The Company has also introduced environment-friendly products including engines, hydraulics and other key components for construction and mining equipment. The Company has introduced innovative construction machinery designed expressly for environmental conservation such as series of environment-friendly mobile recycler. With all these products which offer a great business opportunity, the Company will further reinforce environment-related business and assume a global leadership position.

     The Company's electronics business is now on a recovery track. As the electronics business offers promising opportunities for growth in the middle to long-range perspective, the Company is ready to meet drastic changes in the market by differentiating products and technologies and making quick management decisions. For industrial machinery, underground construction equipment, logistic systems and other businesses, the Company will multiply groupwide technological collaboration to enhance its respective competitive edge. As a basic strategy, such collaboration will focus on the area where each company can maintain or build up technological superiority in the future.

     On par with environmental areas, the Company believes IT should lead its future business growth and differentiation. The Company has previously worked to establish the global information network as the infrastructure of management. Based on this foundation, the Company is now proactively incorporating IT for powerful business expansion. In April 2000, the Company created the e-KOMATSU Division to accelerate the pace of business undertaken on a global scale. Moreover, the Company will make sure of differentiation in this area by capitalizing on its strength and originality.

     On a variety of occasions, the Company has consistently announced its efforts related to environmental protection. In May 2000, the Company will publish its first annual Environmental Report. The Report will state the results and future directions of the Company in a wide range of areas including R&D, production, marketing and product support. In addition to the development of construction machinery designed to conserve the earth's environment, the Company faces the challenge of undertaking immediate tasks, including the establishment of mid-range goals for environmental conservation technologies and their accomplishments, energy savings, Zero Emission and recycling.

     With the main focus on "Quality and Reliability", the Company will engage in business on a global and group-wide basis, aim for further development of the business and higher performance, and realize the Komatsu Group where all of the Komatsu employees around the world will contribute their creativity and challenging spirit.

(5)  Comparison of Financial Data

     The financial position for this period and the recent 3 years are as follows:


(i)  Consolidated Results

                                                        (Unit:  in billion yen)
--------------------------------------------------------------------------------
                      1996             1997            1998             1999
                  (April 1996 -    (April 1997 -   (April 1998 -   (April 1999 -
                   March 1997)      March 1998)     March 1999)     March 2000)
--------------------------------------------------------------------------------
Net Sales               1,098.9          1,104.0        1,061.5         1,055.6
--------------------------------------------------------------------------------
Income before              45.7             40.2           (9.6)           19.3
taxes
--------------------------------------------------------------------------------
Net Income                 18.1             19.2          (12.3)           13.3
--------------------------------------------------------------------------------
Total Assets            1,512.7          1,561.6        1,524.6         1,375.2
--------------------------------------------------------------------------------

(ii)    Unconsolidated Results

                                   (Unit:  in billion yen except per share data)
--------------------------------------------------------------------------------
                     128/th/          129/th/         130/th/         131/th/
                  (April 1996 -    (April 1997 -   (April 1998 -   (April 1999 -
                   March 1997)      March 1998)     March 1999)     March 2000)
--------------------------------------------------------------------------------
Net Sales                550.1           533.0             475.7         441.4
--------------------------------------------------------------------------------
Operating Profit          26.7            20.1              11.6          12.9
--------------------------------------------------------------------------------
Ordinary Profit           24.7            19.7               8.5           9.9
--------------------------------------------------------------------------------
Net Income                12.2            11.3               2.1          13.6
--------------------------------------------------------------------------------
Earnings per             12.41           11.69              2.24         14.05
Common Share
--------------------------------------------------------------------------------
Total Assets             791.3           781.3             771.7         746.8
--------------------------------------------------------------------------------
Net Assets               454.4           448.5             450.4         469.1
(Shareholders'
 Equity)
--------------------------------------------------------------------------------
(Shareholders'           (57.4%)         (57.4%)           (58.4%)       (62.8%)
Equity Ratio(%))
--------------------------------------------------------------------------------

(Note) The earnings per common share for the relevant period are based on the total number of shares issued and outstanding at the end of such period.

      The 128/th/ period showed slow movement toward recovery domestically and the overseas economy also developed steadily. The Company introduced new products that satisfy the needs of the customers promoted aggressive sales activities, and strengthened the electronics business foundation in the Asian markets. As a result, we were able to increase income and profit for two consecutive periods.

      The 129/th/ period experienced harsh environment in which the real GDP witnessed negative growth. On the other hand, at overseas, the U.S. economy maintained favorable growth and the European economy showed signs of mild recovery while the Asian economy fell sharply into a depression and the discrepancies between regions became ever more apparent. While the Company focused its efforts on the mining equipment division, utilities division, and in the electronics division, the reorganization of business and organization including the sale of the synthetics division and the conversion of the forging division into a subsidiary were conducted. However, sales and profits decreased compared to the previous period.

      In the 130/th/ period, the domestic economy continued to suffer from the long-prevailing recession where the real GDP ended in a negative growth for two consecutive periods. The Company pooled the efforts of all Komatsu companies inside and outside of Japan to provide customers with safe and creative products by closely watching the needs of the customers based on the motto of "Quality and Reliability", and aimed to improve sales and profit. At the same time, we will assume measures towards the declining demands in construction equipment in Japan and reorganized the production system to strengthen the competitive edge and to stabilize the earning base. While these measures are anticipated to bear fruit in the future, the effects have been minimal for this period and sales and profit both resulted in a decrease from the previous period. On a consolidated base, the construction equipment achieved performance above that of the previous period, however, due to the significant drop in the results of the electronics division, the sales dropped from the previous period and net income for the period was regretfully a loss.

     The outline of business for the current 131st period is as set forth in above (1) "Development and Results of Business Operations".

II   Outline of the Company  (as of March 31, 2000)

(1)  Major Lines of Business

--------------------------------------------------------------------------------
Division           Principal Products and Business
--------------------------------------------------------------------------------
Construction &     Excavating         hydraulic excavators, mini excavators,
Mining Equipment   Equipment          and backhoe loaders*

--------------------------------------------------------------------------------
                   Loading            wheel loaders and mini wheel loaders
                   Equipment
--------------------------------------------------------------------------------
                   Grading and        bulldozers, motor graders, vibratory
                   Roadbed            rollers
                   Preparation
                   Equipment
--------------------------------------------------------------------------------
                   Hauling            dump trucks, crawler carriers
                   Equipment
--------------------------------------------------------------------------------
                   Tunneling          shield machines, tunnel-boring machines
                   machines           (TBM), small-diameter pipe jacking
                                      machines (Iron Moles)
--------------------------------------------------------------------------------
                   Recycling          mobile debris crushers, automatic soil
                   Equipment          improver, and automatic lumber crusher
--------------------------------------------------------------------------------
                   Other Equipment    rough-terrain cranes, reach tower cranes,
                                      and railroad maintenance equipment
--------------------------------------------------------------------------------
Electronics        Electronic         silicon wafers* and polycrystalline
                   Materials          silicon*
--------------------------------------------------------------------------------
                   Control            FA computers, vehicles controller, and
                   Equipment and      LAN peripheral equipment
                   Communications
                   Equipment
--------------------------------------------------------------------------------
                   Semiconductor      excimer lasers, thermoelectric modules*,
                   Processing         and thermoelectric semiconductor
                   Equipment and      devices*
                   Temperature
                   Control
                   Equipment
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Industrial       Metal Forging       Large sized presses, middle and small
Machinery        and Stamping        sized presses*, and forging presses*
                 Presses
--------------------------------------------------------------------------------
                 Sheet-metal         press brakes*, shears*, gatling press
                 Machines and        centers*, laser cutting machines*, fine
                 Machines Tools      plasma cutting machines*, and
                                     crankshaft millers*

--------------------------------------------------------------------------------
Civil            Civil Engineering   civil engineering and construction* and
Engineering &    &                   prefabricated office structures*
Construction     Construction,
                 etc.
--------------------------------------------------------------------------------
Other Products   Engine and          diesel engines, diesel generator sets, and
                 Equipment           hydraulic equipment

--------------------------------------------------------------------------------
                 Defense             ammunition and armored personnel carriers,
--------------------------------------------------------------------------------
                 Others              steel castings, iron castings, packing and
                                     logistics
--------------------------------------------------------------------------------
(Note : The products and businesses listed above include those of the subsidiaries. Those with * mark are the principal products and major lines of businesses of the subsidiaries.)


(2)  Shares of the Company

(i)  Number of Shares and Number of Shareholders

--------------------------------------------------------------------------------
Number of Shares Authorized to be Issued:                   3,965,000,000 shares
--------------------------------------------------------------------------------
Total Number of Shares Issued and                             968,921,701 shares
Outstanding:
--------------------------------------------------------------------------------
Stated capital:                                                JPY70,120,637,607
--------------------------------------------------------------------------------
Number of Shareholders:                                                   62,065
--------------------------------------------------------------------------------

(ii)  Major Shareholders (Top 10)

------------------------------------------------------------------------------------------------
                          Status of Investment by the            Status of Investment by the
                          Shareholder in the Company             Company in the Shareholder
------------------------------------------------------------------------------------------------
                          Number of            Ratio of          Number of       Ratio of
                          Shares held          shareholding      Shares held     Shareholding
                          (thousand            (%)               (thousand       (%)
                          shares)                                shares)
------------------------------------------------------------------------------------------------
The Taiyo Mutual            55,224                  5.7                 -                   -
Life Insurance
Company
------------------------------------------------------------------------------------------------
NATS CUMCO                  46,356                  4.8                 -                   -
------------------------------------------------------------------------------------------------
Daihyaku Mutual             34,455                  3.6                 -                   -
Life Insurance
Company
------------------------------------------------------------------------------------------------
The Sumitomo Bank,          29,988                  3.1            25,294                 0.8
Ltd.
------------------------------------------------------------------------------------------------
Nippon Life                 28,863                  3.0                 -                   -
Insurance Co.
------------------------------------------------------------------------------------------------
Komatsu Ltd.                27,398                  2.8                 -                   -
Employees
Stockholding
Association
------------------------------------------------------------------------------------------------
The Fuji Bank, Ltd.         22,877                  2.4            17,649                 0.5
------------------------------------------------------------------------------------------------
The Industrial              21,755                  2.2            11,074                 0.4
Bank of Japan,
Limited
------------------------------------------------------------------------------------------------
State Street Bank           19,414                  2.0                 -                   -
and Trust Company
------------------------------------------------------------------------------------------------
The Sumitomo Trust          18,824                  1.9             3,070                 0.2
and Banking Co.,
Ltd.
(held by trust
units)
------------------------------------------------------------------------------------------------

(Notes)
   1. The number of shares held by the Company in The Sumitomo Bank, Ltd., The Fuji Bank, Ltd., The Industrial Bank of Japan, Limited, and The Sumitomo Trust and Banking Co., Ltd. shown above excludes the respective bank's preferred shares having no voting rights.
   2. NATS CUMCO is the share nominee of CITIBANK, N.A. which is a trustee of the Company's ADR (American Depository Receipts).

(iii) The Status of Acquisition, Disposal, etc. and Holding of the Treasury
      Shares

   The below is the status of acquisition, cancellation and holding of treasury shares to be transferred to the Company's Directors and Employees.

   1) Treasury shares acquired during this period:

      Type and Number:
            Ordinary shares with par value    1,200,000 shares
      Acquisition Price:
          Total:  JPY924,828,500

   2) Treasury shares disposed during this period:

      Type and Number:
            Ordinary shares with par value       20,000 shares
      Disposal Price:
          Total:  JPY11,865,938
       (These are the treasury shares for which stock options were determined to be unexercisable and sold in the market.)

   3) Treasury shares held at the end of this period:

       Type and Number:
          Ordinary shares with par value        2,180,000 shares

(3)   Employees

-------------------------------------------------------------------------------
    Number of    Increase (Decrease)   Average Age   Average Service
    ---------    -------------------   -----------   ----------------
    Employees   Over Previous Period                     Years
    ---------   --------------------                     -----

-------------------------------------------------------------------------------
      11,488            202                44.1           22.4
-------------------------------------------------------------------------------

  (Note) The number of employees has increased from the previous period due to the merger with Komatsu MEC Corp. and Komatsu Est Corp. on April 1, 1999.

  The number of employees on consolidated base is 28,522.


(4)   Affiliates

(i) Results of Consolidation

=========================================================================================================
                                Fiscal 1998             Fiscal 1999             Increase/Decrease from
                                (From April 1,          (From April 1,          the Previous
                                1998 to March 31,       1999 to March           Period
                                1999)                   31, 2000)
---------------------------------------------------------------------------------------------------------
Consolidated Net                         1,061.5              1,055.6                 Decrease of 0.6%
Sales (in billion yen)
---------------------------------------------------------------------------------------------------------
Consolidated Net                           (12.3)                13.3                    Increase of
Income (in billion yen)                                                                JPY25.7 billion
---------------------------------------------------------------------------------------------------------
Consolidated ROE                            (2.4%)               2.7%
(Ratio of Net Income to
Shareholders'
Equity)
---------------------------------------------------------------------------------------------------------
Consolidated ROA                            (0.6%)               1.3%
(Ratio of Pretax
Income to Total
Assets)
=========================================================================================================

(Note) The Company's consolidated financial statements are based on the accounting principles generally accepted in the United States of America.

(ii)     Principal Subsidiaries

-------------------------------------------------------------------------------------------------
         Name                   Capital       Ownership (%)           Main Business
         ----                   -------       -------------           -------------
                                (in JPY
                                -------
                                million)
                                --------
-------------------------------------------------------------------------------------------------
Komatsu Electronic                11,636               54.3    Manufacture and sales of
Metals Co., Ltd.                                               silicon wafers for
                                                               semiconductors
-------------------------------------------------------------------------------------------------
Komatsu Zenoah Co.                 5,099               51.1    Manufacture and sales of
                                                               agricultural and forestry
                                                               equipment, construction
                                                               equipment, industrial
                                                               machinerys
-------------------------------------------------------------------------------------------------
Komatsu Castex Ltd.                4,979              100.0    Manufacture and sales of
                                                               steel castings and iron
                                                               castings
-------------------------------------------------------------------------------------------------
Komatsu Construction               1,808               68.0    Contracts for civil engineering
Ltd.                                                           and
                                                               construction
-------------------------------------------------------------------------------------------------
Komatsu House Co.,                 1,436               82.6    Manufacture, sales and lease of
Ltd.                                                           commercial-use-prefabricated
                                                               structures for businesses

-------------------------------------------------------------------------------------------------
Komatsu Soft Ltd.                  1,234               91.8    Subcontracts for computer
                                                               software development and
                                                               sales
-------------------------------------------------------------------------------------------------
Komatsu Logistics                  1,080               91.4    Packing, baling,
Corp.                                                          transportation, warehousing
                                                               and port-and-harbor services

-------------------------------------------------------------------------------------------------
Komatsu Industries                 1,000              100.0    Manufacture and sale of middle
Corporation                                                    and small sized presses and
                                                               forging presses

-------------------------------------------------------------------------------------------------
Komatsu Machinery                    600              100.0    Manufacture of machine tools and
Tool Corporation                                               semiconductor material processing
                                                               equipment

-------------------------------------------------------------------------------------------------
Komatsu Tokyo Ltd.                   287              100.0    Sales of construction
                                                               equipment, repair and service
-------------------------------------------------------------------------------------------------
Komatsu Hokkaido Ltd.                287              100.0    Sales of construction
                                                               equipment, repair and service
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
Komatsu America Corp.       US$281mil                 100.0    Holding company in the U.S.
-------------------------------------------------------------------------------------------------
Komatsu America               -                       100.0    Manufacture and sales of
International Company                                          construction equipment
-------------------------------------------------------------------------------------------------
Komatsu Mining             US$ 65 mil                 100.0    Manufacture and sales of
Systems, Inc.                                                  mining equipment
-------------------------------------------------------------------------------------------------
Komatsu do Brasil          CR$ 55 mil                 100.0    Manufacture and sales of
 Ltda.                                                         construction equipment and
                                                               castings
-------------------------------------------------------------------------------------------------
Advanced Silicon          US$ 215 mil                 100.0    Manufacture and sales of
Materials, Inc.                                                polycrystalline silicon and
                                                               silane gas
-------------------------------------------------------------------------------------------------
Komatsu Europe                                        100.0    Supervision of European
International N.V.         EUR 45mil                           subsidiaries' operations and
                                                               sales of construction equipment

-------------------------------------------------------------------------------------------------
Komatsu UK Ltd.               Stg.                    100.0    Manufacture and sales of
                         (Pounds)23 mil                        construction equipment
-------------------------------------------------------------------------------------------------
Komatsu Hanomag AG         DM 37 mil                   98.4    Manufacture and sales of
                                                               construction equipment
-------------------------------------------------------------------------------------------------
Komatsu Mining             DM 10 mil                  100.0    Manufacture and sales of
Germany GmbH                                                   mining equipment
-------------------------------------------------------------------------------------------------
FAI Komatsu             12,000 mil lira               100.0    Manufacture and sales of
Industries S.p.A.                                              construction equipment
-------------------------------------------------------------------------------------------------
Komatsu Asia &               12 mil                   100.0    Supervision of Asian Pacific
Pacific Pte. Ltd.         Singapore $                          subsidiaries' operations, sales
                                                               of construction equipment and
                                                               industrial machines
-------------------------------------------------------------------------------------------------
P.T. Komatsu Indonesia    192,780 mil                  55.1    Manufacture and sales of
                            Rupiahs                            construction equipment and steel
                                                               and iron castings
-------------------------------------------------------------------------------------------------
Bangkok Komatsu Co.,        620 mil                    74.8    Manufacture and sales of
Ltd.                         Bahts                             construction equipment

-------------------------------------------------------------------------------------------------
Komatsu Changlin           US$ 21 mil                  85.0    Manufacture and sales of
Construction                                                   construction equipment
Machinery Corp.
-------------------------------------------------------------------------------------------------

(Note)  1.  Komatsu America International Company is a general partnership established under the laws of Delaware, U.S.A. The Company holds an equity interest in this company indirectly through its subsidiary, which investments amount to US$23 million.

        2. Komatsu Mining Systems, Inc. and Komatsu do Brasil Ltda. are indirectly owned by the Company through subsidiaries.

        3. The shareholding percentages in Komatsu U.K. Ltd., Komatsu Hanomag AG, FAI Komatsu Industries, S.p.A. and Bangkok Komatsu Co., Ltd. include the shares held by the Company's subsidiaries.

(iii)   Principal Affiliated Companies

-------------------------------------------------------------------------------------------------
         Name                     Capital      Ownership (%)        Main Business
        -----                     -------      -------------        -------------
                                  (in JPY
                                  -------
                                  million)
                                  --------
-------------------------------------------------------------------------------------------------
Komatsu Forklift Co.,              8,370               39.2%   Manufacture and sales of
Ltd.                                                           industrial vehicles,
                                                               logistics-related machinery and
                                                               equipment and automatic warehouses

-------------------------------------------------------------------------------------------------
Komatsu Cummins                    1,400               50.0    Manufacture of diesel engines
Engine Co., Ltd.
-------------------------------------------------------------------------------------------------
Cummins Komatsu                        -               50.0    Manufacture of diesel engines
Engine Company
-------------------------------------------------------------------------------------------------
Komatsu Shantui               US$ 21 mil               40.0    Manufacture and sales of
Construction                                                   construction equipment
Machinery Co., Ltd.
-------------------------------------------------------------------------------------------------

(Note)    Cummins Komatsu Engine Company is a general partnership established under the laws of Indiana, U.S.A. The Company holds an equity interest in this company indirectly through its subsidiary, which investments amount to US$2 million.

(iv)  Report on Business Consolidation

      1) The company merged with Komatsu MEC Corp. and Komatsu Est Corp. both effective April 1, 1999 in accordance with the provision of Article 413-3 of the Commercial Code and succeeded to all of their assets, liabilities and rights and obligations.

      2) In October, 1999, the Company sold all its shares held in Applied Komatsu Technology, Inc. to Applied Materials, Inc., of the United States.

      3) In September 1999, the Company acquired the majority of the issued and outstanding shares of Bangkok Komatsu Co., Ltd. which then became a subsidiary of the Company.

(5)  Major Borrowing

-----------------------------------------------------------------------------
    Name of Lenders         Balance of Loans        Number of Shares of the
    ---------------         ----------------        -----------------------
                            (in JPY billions)        Company held by such
                                                     --------------------
                                                            Lenders
                                                            ------
                                                    (Ratio of Shareholding)
                                                    -----------------------
                                                      (in thousand shares)
-----------------------------------------------------------------------------
The Taiyo Mutual Life              4.0                    55,224(5.7%)
Insurance Co.
-----------------------------------------------------------------------------
Daihyaku Mutual Life               2.9                    34,455(3.6%)
Insurance Company
-----------------------------------------------------------------------------
Japan Bank                         2.8                         -(-)
For International
Cooperation
-----------------------------------------------------------------------------
Pension Welfare Fund               1.7                         -(-)
-----------------------------------------------------------------------------
Nippon Life Insurance Co.          1.3                    28,863(3.0%)
-----------------------------------------------------------------------------

The major lenders on a consolidated basis are The Bank of Tokyo-Mitsubishi, Ltd. (JPY26.6 billion), The Sumitomo Bank, Limited (JPY25.9 billion) and the Japan Bank for International Cooperation (JPY25.9 billion).

(The amounts are the balance of borrowing)

(6)  Principal Business Offices

===============================================================================
              Name                                Location
              ----                                --------
-------------------------------------------------------------------------------
Head Office                                 Minato-ku, Tokyo
-------------------------------------------------------------------------------
(Research Division)

Research Center                             Hiratsuka-shi, Kanagawa Pref.

(Branch Offices)

Hokkaido Tohoku Regional Sales Office       Sendai-shi, Miyagi Pref.

Kanto Regional Sales Office                 Ohmiya-shi, Saitama Pref.

Chubu Regional Sales Office                 Nagoya-shi, Aichi Pref.

Osaka Regional Sales Office                 Toyonaka-shi, Osaka Pref.

Chugoku-Kyushu Regional Sales Office        Fukuoka-shi, Fukuoka Pref.

-------------------------------------------------------------------------------
(Plants)

Awazu Plant                                 Komatsu-shi, Ishikawa Pref.

Osaka Plant                                 Hirakata-shi, Osaka Pref.

Mohka Plant                                 Mohka-shi, Tochigi Pref.

Oyama Plant                                 Oyama-shi, Tochigi Pref.
-------------------------------------------------------------------------------

(Notes)

1. The Hokkaido and Tohoku Regional Sales Offices were consolidated to form the Hokkaido Tohoku Regional Sales Office effective April 1, 1999.

2. The respective production locations of Komatsu MEC Corp. and Komatsu Est Corp., which were both acquired and merged with the Company, were consolidated into together as the Mohka Plant effective October, 1999.

(7)       Directors and Auditors
          ----------------------

----------------------------------------------------------------------------------------------
         Position                         Name                 Responsibility in the Company,
         --------                         ----                 ------------------------------
                                                               or Principal Occupation
                                                               -----------------------
----------------------------------------------------------------------------------------------
Chairman and Director                Tetsuya Katada
----------------------------------------------------------------------------------------------
President and                        *Satoru Anzaki
Representative Director
----------------------------------------------------------------------------------------------
Executive Vice President            *Masahiro Sakane          General Manager of Corporate
and Representative                                            Planning Dept.
Director
----------------------------------------------------------------------------------------------
Executive Vice President          *Toshitaka Hagiwara         Supervision of Administration
and Representative                                            and Liaison
Director
----------------------------------------------------------------------------------------------
Executive Managing                    *Koji Ogaki             General Manager of Research
Director                                                      Division and General Manager of
                                                              Research Center
----------------------------------------------------------------------------------------------
Executive Managing                *Norimichi Kitagawa         Supervision of Development
Director
----------------------------------------------------------------------------------------------
Director                            Arlie G. Tucker           Chairman and Director of
                                                              Komatsu America Corp.
----------------------------------------------------------------------------------------------
Director                            Toshio Morikawa           Chairman and Representative
                                                              Director of The Sumitomo Bank,
                                                              Ltd.
----------------------------------------------------------------------------------------------
Standing Statutory Auditor           Toshiro Nakaya
----------------------------------------------------------------------------------------------
Standing Statutory Auditor         Hiroyuki Watanabe
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
Statutory Auditor                  Masahiro Yoshiike          President and Representative
                                                              Director of The Taiyo Mutual
                                                              Life Insurance Co.
----------------------------------------------------------------------------------------------
Statutory Auditor                     Takahary Doi            Lawyer
----------------------------------------------------------------------------------------------

(Notes)   1.   Mr. Toshio Morikawa was newly elected as director and Mr.
               Takaharu Dohi was newly elected as statutory auditor at the 130th
               Ordinary General Meeting of Shareholders held on June 29, 1999 and each has assumed their respective position since then.

          2. Messrs. Hiroyuki Watanabe, Masahiro Yoshiike and Takaharu Dohi, each of them being a Statutory Auditor, satisfy the requirements for outside auditors provided in Article 18, Paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha".

          3. Each Director with the mark * concurrently holds the post of an Executive Officer.

The Directors and the Statutory Auditor who resigned from their positions during this term are as follows (All resigned effective June 29, 1999).

-------------------------------------------------------------------------------
  Resigned                Name             Resigned             Name
  --------                ----             --------             ----
  Position                                 Position
  --------                                 --------
-------------------------------------------------------------------------------
  Managing         Masatake Mizusawa       Director        Masaru Fukase
  Director
-------------------------------------------------------------------------------
  Managing           Akio Fukunishi        Director        Kiyokazu Baba
  Director
-------------------------------------------------------------------------------
  Managing           Kazuhiro Aoyagi       Director        Teruo Nakahara
  Director
-------------------------------------------------------------------------------
  Managing         Masatoshi Kamatani      Director          Kunio Noji
  Director
-------------------------------------------------------------------------------
  Managing           Naomi Anesaki         Director         Makoto Inoue
  Director
-------------------------------------------------------------------------------
  Director           Yoshiaki Kato         Director          Shuji Sugi

-------------------------------------------------------------------------------
  Director            Hideo Ueda           Director          Kota Hoshino

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
  Director           Tadashi Ishikawa        Director          Susumu Isoda

-------------------------------------------------------------------------------
  Director          Kunihiko Komiyama        Director         Yoshitaka Ohmura

-------------------------------------------------------------------------------
  Director            Hisashi Wada           Statutory          Yoshio Komori
                                              Auditor
-------------------------------------------------------------------------------

(Reference)

     In June, 1999, the Company introduced the "Executive Officer" system and the "Global Officer" system in which the latter is comprised of the management class personnel of the major foreign local subsidiaries. The below is the list of the Executive Officers and the Global Officers as of March 31st, 2000.

     The five persons with * mark holds both of the post as a Director and an Executive Officer.

--------------------------------------------------------------------------------
     Position                   Name                    Responsibility in the
     --------                   ----                    ---------------------
                                                        Company, or Principal
                                                        ---------------------
                                                               Occupation
                                                               ----------
--------------------------------------------------------------------------------
 President and              *Satoru Anzaki
 Representative
 Director
 (Executive Officer)
--------------------------------------------------------------------------------
 Executive Vice            *Masahiro Sakane         General Manager of
 President and                                      Corporate Planning Dept.
 Representative
 Director
 (Executive Officer)
--------------------------------------------------------------------------------
 Executive Vice           *Toshitaka Hagiwara       Supervision of
 President and                                      Administration and Liaison
 Representative
 Director
 (Executive Officer)
--------------------------------------------------------------------------------
 Executive Managing            *Koji Ogaki          General Manager of Research
 Director (Executive                                Division and General Manager
 Officer)                                           of Research Center
--------------------------------------------------------------------------------
 Executive Managing        *Norimichi Kitagawa      Supervision of Development
 Director (Executive
 Officer)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Senior Executive         Kazuhiro Aoyagi             General Manager of
Officer                                              International Division
--------------------------------------------------------------------------------
Senior Executive        Masatoshi Kamatani           General Manager of
Officer                                              Production Division
--------------------------------------------------------------------------------
Senior Executive          Naomi Anesaki              Deputy General Manager of
Officer                                              Corporate Planning Dept.

--------------------------------------------------------------------------------
Senior Executive        Kunihiko Komiyama            General Manager of
Officer                                              Engines and Hydraulics
                                                     Division
--------------------------------------------------------------------------------
Senior Executive         Hisashi Wada                General Manager of
Officer                                              Domestic Sales Division
--------------------------------------------------------------------------------
Senior Executive         Masaru Fukase               Accounting, Finance and
Officer                                              Audit
--------------------------------------------------------------------------------
Senior Executive         Teruo Nakahara              General Manager of
Officer                                              Development Division
--------------------------------------------------------------------------------
Executive Officer        Kiyokazu Baba               General Manager of
                                                     Industrial Machinery
                                                     Division
--------------------------------------------------------------------------------
Executive Officer         Kunio Noji                 General Manager of
                                                     Information Systems
                                                     Division
--------------------------------------------------------------------------------
Executive Officer        Makoto Inoue                General Manager of
                                                     Electronics Division
--------------------------------------------------------------------------------
Executive Officer         Shuji Sugi                 Deputy General Manager of
                                                     Development Division and
                                                     General Manager of
                                                     Product Planning Dept.
--------------------------------------------------------------------------------
Executive Officer        Susumu Isoda                General Manager of
                                                     Osaka Plant,
                                                     Production Division
--------------------------------------------------------------------------------
Executive Officer      Yoshitaka Ohmura              Deputy General Manager of
                                                     Corporate Planning Dept.
--------------------------------------------------------------------------------
Executive Officer       Teruo Nagayasu               General Manager of
                                                     Mohka Plant,
                                                     Production Division
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Executive Officer      Kanetake Nakatani             General Manager of
                                                     Awazu Plant, Production
                                                     Division
--------------------------------------------------------------------------------
Executive Officer        Yuzo Tsumura                Deputy General Manager of
                                                     Production Division and
                                                     General Manager of
                                                     Purchasing Dept.
--------------------------------------------------------------------------------
Executive Officer      Masahiro Yoneyama             Manager of Human
                                                     Resources Dept.
--------------------------------------------------------------------------------
Global Officer          Dave W. Grzelak              Chairman and CEO of
                                                     Komatsu America
                                                     International Company
--------------------------------------------------------------------------------
Global Officer           Kota Hoshino                President and COO of
                                                     Komatsu America
                                                     International Company
--------------------------------------------------------------------------------
Global Officer           Junro Kawanabe              Director and President of
                                                     Komatsu do Brasil Ltda.
--------------------------------------------------------------------------------
Global Officer         Michael W. Kerschen           Director, President and COO
                                                     of Advanced Silicon
                                                     Materials, Inc.
--------------------------------------------------------------------------------
Global Officer          Yoichi Kobayashi             Director and President of
                                                     Komatsu Latin America
                                                     Corp.
--------------------------------------------------------------------------------
Global Officer         Yoshinori Komamura            Director and President of
                                                     Komatsu Europe
                                                     International N.V.
--------------------------------------------------------------------------------
Global Officer          Gerhard Lehnen               Director and President of
                                                     Komatsu Hanomag AG
--------------------------------------------------------------------------------
Global Officer          John H. Matlock              Director, President and CEO
                                                     of Komatsu Silicon America,
                                                     Inc.
--------------------------------------------------------------------------------
Global Officer          Edson R. McCord              Director, President and CEO
                                                     of Komatsu Mining Systems,
                                                     Inc.
--------------------------------------------------------------------------------
Global Officer         Kenichi Nakamura              Director and President of
                                                     Komatsu Utility Corp.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Global Officer         Makoto Nakamura             Director, President and CEO
                                                   of Komatsu America Corp.
--------------------------------------------------------------------------------
Global Officer          Ian Olivieri               Director and President of NS
                                                   Komatsu Pty., Ltd.
--------------------------------------------------------------------------------
Global Officer          Toshiji Onuma              Director and President of
                                                   Komatsu Mexicana S.A. de
                                                   C.V.
--------------------------------------------------------------------------------
Global Officer           Yuzo Suzuki               Director and President of
                                                   Komatsu Asia & Pacific Pte.
                                                   Ltd.
--------------------------------------------------------------------------------
Global Officer         Tetsuo Takiguchi            Director, President and COO
                                                   of Komatsu Mining Systems,
                                                   Inc.
--------------------------------------------------------------------------------
Global Officer          Keith Tipping              Director and President of
                                                   Komatsu UK Ltd.
--------------------------------------------------------------------------------
Global Officer          Enrico Tonetti             Director and President of FAI
                                                   Komatsu
                                                   Industries S.p.A.
--------------------------------------------------------------------------------
Global Officer           Hideo Ueda                Director, Chairman and CEO of
                                                   Advanced Silicone Materials,
                                                   Inc.
--------------------------------------------------------------------------------
Global Officer       Norbert H.H. Walther          Director and President of
                                                   Komatsu Mining
                                                   Germany GmbH
--------------------------------------------------------------------------------


III    Important Events Subsequent to the Current Business Period

     The Company transferred 65.0% of issued and outstanding shares of Komatsu Soft Ltd. to Toyo Information Systems Co., Ltd. effective April, 2000 and Komatsu Soft Ltd. became a subsidiary of Toyo Information Systems Co., Ltd. Komatsu Soft Ltd. will strengthen and develop its business as a member of Toyo Information Systems Group.

EXHIBIT II
                                 BALANCE SHEET
                                 -------------

                            (As of March 31, 2000)
                                                                (in million yen)
--------------------------------------------------------------------------------
           ASSETS                                                  AMOUNT (JPY)
           ------                                                  ------------
--------------------------------------------------------------------------------
CURRENT ASSETS:                                                        377,853
--------------------------------------------------------------------------------
    Cash on hand and in banks                                           48,469
--------------------------------------------------------------------------------
    Notes receivable trade                                               8,570
--------------------------------------------------------------------------------
    Accounts receivable trade                                          169,196
--------------------------------------------------------------------------------
    Marketable securities                                               25,576
--------------------------------------------------------------------------------
    Finished products                                                   24,285
--------------------------------------------------------------------------------
    Materials and supplies                                               2,532
--------------------------------------------------------------------------------
    Work in process                                                     23,952
--------------------------------------------------------------------------------
    Prepaid expenses                                                       452
--------------------------------------------------------------------------------
    Deferred taxes                                                      11,416
--------------------------------------------------------------------------------
    Short-term loans receivable                                         58,282
--------------------------------------------------------------------------------
    Other current assets                                                10,647
--------------------------------------------------------------------------------
    Allowance for doubtful receivables                                  (5,530)
--------------------------------------------------------------------------------
FIXED ASSETS:                                                          369,017
--------------------------------------------------------------------------------
  TANGIBLE FIXED ASSETS:                                               150,167
--------------------------------------------------------------------------------
    Buildings                                                           49,159
--------------------------------------------------------------------------------
    Structures                                                           9,080
--------------------------------------------------------------------------------
    Machinery and equipment                                             34,485
--------------------------------------------------------------------------------
    Vehicles and delivery equipment                                        317
--------------------------------------------------------------------------------
    Tools, furniture and fixtures                                       11,167
--------------------------------------------------------------------------------
    Land                                                                44,979
--------------------------------------------------------------------------------
    Construction in progress                                               977
--------------------------------------------------------------------------------

  INTANGIBLE FIXED ASSETS:                                               9,339
--------------------------------------------------------------------------------
    Utility rights                                                         194
--------------------------------------------------------------------------------
    Software                                                             9,066
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    Other intangible fixed assets                                           78
--------------------------------------------------------------------------------
  INVESTMENTS AND MISCELLANEOUS                                        209,511
  ASSETS:
--------------------------------------------------------------------------------
    Investment securities                                               42,666
--------------------------------------------------------------------------------
    Capital stock of subsidiaries                                      175,188
--------------------------------------------------------------------------------
    Long-term loans receivable                                           3,667
--------------------------------------------------------------------------------
    Non-current prepaid expenses                                         1,002
--------------------------------------------------------------------------------
    Deferred taxes                                                       2,280
--------------------------------------------------------------------------------
    Treasury stock                                                       1,065
--------------------------------------------------------------------------------
    Other investments                                                    5,587
--------------------------------------------------------------------------------
    Allowance for doubtful receivables                                    (171)
--------------------------------------------------------------------------------
    Allowance for overseas                                             (21,774)
    Investments valuation
--------------------------------------------------------------------------------
             TOTAL ASSETS                                              746,871
             ------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
              LIABILITIES
              -----------
--------------------------------------------------------------------------------
CURRENT LIABILITIES:                                                   144,567
--------------------------------------------------------------------------------
    Notes payable trade                                                  5,947
--------------------------------------------------------------------------------
    Accounts payable trade                                              74,904
--------------------------------------------------------------------------------
    Short-term loans payable                                             3,615
--------------------------------------------------------------------------------
    Accounts payable                                                    25,713
--------------------------------------------------------------------------------
    Accrued corporation taxes, etc.                                      6,309
--------------------------------------------------------------------------------
    Advances received                                                    1,517
--------------------------------------------------------------------------------
    Deferred profit on installment sales                                11,795
--------------------------------------------------------------------------------
    Accrued bonuses                                                      4,964
--------------------------------------------------------------------------------
    Warranty reserve                                                     4,367
--------------------------------------------------------------------------------
    Other current liabilities                                            5,433
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
LONG-TERM LIABILITIES:                                                 133,135
--------------------------------------------------------------------------------
    Bonds                                                               62,447
--------------------------------------------------------------------------------
    Long-term loans payable                                             19,059
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    Liabilities for severance payments                                  51,199
--------------------------------------------------------------------------------
    Other long-term liabilities                                            430
--------------------------------------------------------------------------------
         TOTAL LIABILITIES
         -----------------                                             277,703
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         SHAREHOLDERS' EQUITY
         --------------------
--------------------------------------------------------------------------------
CAPITAL:                                                                70,120
--------------------------------------------------------------------------------
    Common stock                                                        70,120
--------------------------------------------------------------------------------
LEGAL RESERVES:                                                        127,366
--------------------------------------------------------------------------------
    Capital surplus                                                    109,337
--------------------------------------------------------------------------------
    Legal earned surplus                                                18,029
--------------------------------------------------------------------------------
RETAINED EARNINGS:                                                     271,680
--------------------------------------------------------------------------------
    Reserve for special depreciation                                       210
--------------------------------------------------------------------------------
    Reserve for losses on overseas investment                                1
--------------------------------------------------------------------------------
    Reserve for advanced depreciation deduction                         12,141
--------------------------------------------------------------------------------
    Reserve for special advanced depreciation account                    1,675
--------------------------------------------------------------------------------
    General reserve                                                    205,359
--------------------------------------------------------------------------------
    Unappropriated retained earnings for this period                    52,292
--------------------------------------------------------------------------------
    (including net income for this period,
    JPY13,612 million)
--------------------------------------------------------------------------------
          TOTAL SHAREHOLDERS' EQUITY                                   469,167
          --------------------------
--------------------------------------------------------------------------------
             TOTAL LIABILITIES &
             -------------------
             SHAREHOLDERS' EQUITY                                      746,871
             --------------------
--------------------------------------------------------------------------------

EXHIBIT III

                              STATEMENT OF INCOME
                              -------------------

                    (From April 1, 1999 to March 31, 2000)

                                                         (in million yen)
-------------------------------------------------------------------------
 ORDINARY PROFITS AND LOSSES
 ---------------------------
-------------------------------------------------------------------------
 Operating Profit and Loss
-------------------------------------------------------------------------
   Operating income:
-------------------------------------------------------------------------
     Net sales                                                  441,423
-------------------------------------------------------------------------
   Operating expenses:
-------------------------------------------------------------------------
     Cost of sales                                326,342
-------------------------------------------------------------------------
     Adjustment to deferred                          (686)
     Profit on installment
     Sales
-------------------------------------------------------------------------
     Selling, general and                         102,855       428,511
     Administrative expenses
-------------------------------------------------------------------------
   Operating profit:                                             12,912
-------------------------------------------------------------------------
 Non-operating Profit and Loss:
-------------------------------------------------------------------------
   Non-operating income:
-------------------------------------------------------------------------
     Interest and dividend                          6,264
     Income
-------------------------------------------------------------------------
     Other non-operating income                     8,605        14,870
-------------------------------------------------------------------------
   Non-operating expenses:
-------------------------------------------------------------------------
     Interest expenses                              2,444
-------------------------------------------------------------------------
     Other non-operating Expenses                  15,401        17,846
-------------------------------------------------------------------------
   Ordinary Profit:                                               9,936
-------------------------------------------------------------------------
 SPECIAL PROFITS AND LOSSES
 --------------------------
-------------------------------------------------------------------------
 Special Income:
-------------------------------------------------------------------------
     Restoration to income of                         814
     Liabilities for severance payments
-------------------------------------------------------------------------
     Proceeds from sale of land                    23,196
-------------------------------------------------------------------------
     Consideration for transfer of goodwill           971
-------------------------------------------------------------------------

-------------------------------------------------------------------------
    Proceeds from sale of                            9,037
    Investment securities
-------------------------------------------------------------------------
    Gains from sale of shares                          485
    of subsidiaries
-------------------------------------------------------------------------
    Gains from sale of money invested                   31       34,536
-------------------------------------------------------------------------
Special Losses:
-------------------------------------------------------------------------
    Amortization of prior service cost under         6,692
    qualified pension plan
-------------------------------------------------------------------------
    Loss from sale of land                             237
-------------------------------------------------------------------------
    Valuation loss from sale of                        404
    Investment securities
-------------------------------------------------------------------------
    Deferred allowance of securities                10,339
    investment valuation
-------------------------------------------------------------------------
    Structure Improvement Costs                      4,686       22,360
-------------------------------------------------------------------------
  Income before income taxes                                     22,112
-------------------------------------------------------------------------
  Corporation, resident and                                       8,255
  Enterprise taxes
-------------------------------------------------------------------------
  Adjustments to corporation tax, etc.                              244
-------------------------------------------------------------------------
  Net income for the period                                      13,612
-------------------------------------------------------------------------
  Unappropriated retained earnings                               31,093
  Brought forward
-------------------------------------------------------------------------
  Unappropriated retained earnings from                          10,485
  mergers
-------------------------------------------------------------------------
  Interim cash dividend paid                                      2,900
-------------------------------------------------------------------------
  Unappropriated retained                                        52,292
  Earnings at the end of the period
-------------------------------------------------------------------------

(Notes)

1.     Accounting Principles

(1)    Method and basis of valuation of securities

       Quoted securities:     Lower of cost (moving average) or market
                            (separation method)

       Unquoted securities:  Cost (moving average)

(2)    Method and basis of valuation of inventories

       Finished products (excluding spare parts and real estate held for sale) and work in process: Lower of cost (specific identification basis) or market

       Spare parts:   Lower of cost (last-in, first-out) or market

       Real estate held for sale:  Cost (specific identification basis)

       Materials and supplies:  Lower of cost (periodic average) or market

(3) Depreciation of tangible fixed assets and intangible fixed assets is computed according to the declining-balance method and the straight-line method respectively.

       With regard to the software used by the Company, the relevant amount was changed to be accounted as Intangible Fixed Assets from Non-current prepaid expenses in the Investments and Miscellaneous Assets section starting from this period due to the application of "Guidelines Concerning the Accounting for Research and Development Expenses and Software" (prepared by the Association of the Certified Public Accountants of Japan and issued in Accounting System Committee Report No. 12 dated March 31, 1999). The depreciation has been made in accordance with the straight line method based on the available period (5 years) of the Company.

(4) As for the provision of severance payments to officers and/or employees, the necessary amount for employees is appropriated at the end of the period, except for the amount transferred to the qualified retirement pension plan account, and the necessary amount for officers in accordance with the Company's regulations is appropriated at the end of the period. The sum of JPY900 million as provision severance allowance to officers is included in the reserves for severance payments and said amount is in accordance with the provisions of Article 287-2 of the Commercial Code of Japan.

(5) For long-term installment sales in which the installment period is in excess of two years, the profits to be collected after the next period are deferred.

(6)    Accounting method of lease transactions

       General accounting methods employed for ordinary lease transactions are used for accounting finance lease transactions, excluding such transactions in which it is recognized that the ownership of the leased article is being transferred to the borrower.

(7)    Accounting for consumption tax

       Accounting procedures in regard to consumption taxes follow the tax-exempt method.

2.     Matters concerning the Balance Sheet

(1)    Fractions of one million yen have been discarded.

(2)    Short-term receivables from
       subsidiaries:     JPY163,271 million

       Short-term debts payable to
       subsidiaries:     JPY29,237 million

       Long-term receivables from
       subsidiaries:      JPY400 million

(3)    Securities include treasury stock in the amount of JPY2 million.

(4)    Accumulated depreciation of
       tangible fixed assets:     JPY292,722 million

(5) In addition to the fixed assets shown in the balance sheet, there are computers and peripherals leased and used as important fixed assets.

(6)    Important assets and liabilities denominated in foreign currencies

       Accounts receivable denominated in foreign currencies:
       JPY10,662 million

       Denominated in:
       US dollars:           US$ 80 million
       Euro:                  EUR 14 million
       Deutsche Mark:       DM 14 million

       The above does not include accounts subject to forward foreign exchange contracts.

(7)    Pledged assets:         JPY1,690 million
       (including Tangible fixed assets:  JPY1,690 million)

(8)    Guarantee liability:   JPY52,122 million
       Balance under letters of awareness, etc.:
       JPY139,130 million

(9) Earnings per common share (calculated based on the number of outstanding shares as of March 31, 2000):
       JPY14.05


3.     Matters concerning the Statement of Income

(1)    Fractions of one million yen have been discarded.

(2)    Tradings with subsidiaries

       Sales:          JPY246,791 million

       Purchases:     JPY115,375 million

       Trading other than operating
       transactions:  JPY20,694 million

EXHIBIT  IV

                     PROPOSAL FOR APPROPRIATION OF PROFIT
                     ------------------------------------

                     (For the period ending in March 2000)

                                                                       (in Yen)
-------------------------------------------------------------------------------
Unappropriated retained earnings at the                          52,292,295,516
end of the period
-------------------------------------------------------------------------------
Reversal of reserve for special                                      44,176,569
Depreciation
-------------------------------------------------------------------------------
Reversal of reserve for loss on                                         409,400
Overseas investments
-------------------------------------------------------------------------------
Reversal of reserve for advanced                                  1,885,918,544
Depreciation deduction
-------------------------------------------------------------------------------
Reversal of reserve for special                                   1,675,946,995
Advanced depreciation account
-------------------------------------------------------------------------------
              TOTAL                                              55,898,747,024
-------------------------------------------------------------------------------
The foregoing amount is proposed to be appropriated as follows:
-------------------------------------------------------------------------------
Cash dividends                                                    2,900,208,783
(Per share)                                                              (JPY3)
-------------------------------------------------------------------------------
Bonus to directors                                                   70,000,000
(including JPY9,000,000 for statutory
auditors)
-------------------------------------------------------------------------------
Reserve for special depreciation                                     26,685,174
-------------------------------------------------------------------------------
Reserve for loss                                                        988,600
on overseas investments
-------------------------------------------------------------------------------
Reserve for advanced depreciation                                 1,722,305,156
Deduction
-------------------------------------------------------------------------------
Reserve for special advanced                                     10,745,373,574
Depreciation account
-------------------------------------------------------------------------------
Unappropriated retained earnings carried                         40,433,185,737
forward to the next period
-------------------------------------------------------------------------------

Notes:    1.  The total dividends applicable to this fiscal period would amount to JPY5,800,360,272 (including the interim dividends of JPY3 per share, totaling JPY2,900,151,489 paid on December 10, 1999).

          2.  The amounts entered respectively for reversals and provisions of

              "Reserve for special depreciation", "Reserve for loss on overseas investments", "Reserve for advanced depreciation deduction" and "Reserve for special advanced depreciation account" are recorded in accordance with the Special Taxation Measures Law.

EXHIBIT V

            AUDIT REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
            --------------------------------------------------------

                                  AUDIT REPORT
                                  ------------

                                                                  April 28, 2000

To:  KOMATSU LTD.

     Mr. Satoru Anzaki
     President and
     Representative Director


     We have made an examination, under the provision of Article 2 of "The Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha", of the Balance Sheet, Statement of Income, Business Report (as to accounting information only), Proposal for Appropriation of Profit, and Supplemental Schedules (as to accounting information only) of Komatsu Ltd. (the "Company"), with respect to its 131st fiscal period beginning on April 1, 1999 and ending on March 31, 2000. Our examination with respect to the Business Report and Supplemental Schedules was limited to the information therein derived from the Company's books of account.

     In performing the above examination, we have followed the auditing standards generally recognized as fair and appropriate and applied such auditing procedures as are normally required. This auditing procedures also include the audits conducted on the subsidiaries which we considered as necessary.

     Our opinions, based on such examination, are as follows:

     (1) The above-mentioned Balance Sheet and Statement of Income properly present the conditions concerning assets of the Company and its profit and loss in compliance with applicable laws and regulations and the Company's Articles of Incorporation.

     (2) The above-mentioned Business Report (as to the accounting information only) properly presents the conditions of the Company in compliance with applicable laws and regulations and the Company's Articles of Incorporation.

     (3) The above-mentioned Proposal for Appropriation of Profit is in conformity with applicable laws and regulations and the Company's Articles of Incorporation.

     (4) There are no matters that the auditors are required to mention with respect to the above-mentioned Supplemental Schedules (as to accounting information only) in accordance with applicable provisions of the Commercial Code.

     In the Business Report, under the item "Important Events of the Company After the Subject Business Period", there are indications concerning the transfer of shares held in subsidiaries.

     We do not have any interest in or relationship with the Company as to which disclosure is required under the applicable provision of the Certified Public Accountants Law.

                           Auditing Corporation, Asahi & Co.

                              Partner & Accountant:
                                 Kozo Uno (seal)
                                 Certified Public Accountant

                              Partner & Accountant
                                 Tadao Kuwano (seal)
                                 Certified Public Accountant

                              Accountant:
                                 Teruo Suzuki (seal)
                                 Certified Public Accountant

                              Accountant:
                                 Fumio Koike (seal)
                                 Certified Public Accountant

EXHIBIT VI

                      BOARD OF STATUTORY AUDITORS' REPORT
                      -----------------------------------


                                  AUDIT REPORT
                                  ------------

                                                                     May 2, 2000

To:  KOMATSU LTD.

     Mr. Satoru Anzaki
     President and
     Representative Director


     Having been reported by each Statutory Auditor on the method and results of the audit in regard to the performance of duties by the directors of KOMATSU LTD. (the "Company") for the 131st fiscal year (beginning on April 1, 1999 and ending on March 31, 2000), the Board of Statutory Auditors of the Company prepares this Audit Report on deliberation and reports as follows:

1.   Outline of Method of Examination

     In accordance with the policy of audit and the assignment prescribed by the Board of Statutory Auditors, each Statutory Auditor participated in meetings of the Board of Directors and other important meetings of the Company, received reports from the directors, etc. on matters relating to the business operations of the Company, read important approval documents, etc., investigated at the head office and the major places of business of the Company into matters relating to the management of business and the status of property thereof, and requested subsidiaries to report on business as considered necessary. We also received reports and explanations from the independent certified public accountants and examined the contents of the Company's financial documents and supplemental schedules.

     We requested reports from directors, etc. as necessary, in addition to the above method of audit, for matters such as those concerning the directors' involvement in transactions competitive with the Company's business and in transactions which may conflict with the Company's interests, the Company's bestowing benefits, the Company's unusual transactions with subsidiaries and shareholders and the Company's acquisition or disposal of its own stocks, and investigated such transactions in detail.

2.   Results of Examination

     We are of the view:

    (1) that the method and results of the audit conducted by Asahi & Co., the Company's independent certified public accountants, are appropriate;

    (2) that the contents of the Business Report (other than accounting information) present fairly the conditions of the Company as required by related laws and regulations and the Articles of Incorporation of the Company;

    (3) that there are no matters which we are required to mention in the Proposal for Appropriation of Profit in the light of the financial conditions of the Company and other circumstances;

    (4) that the Supplemental Schedules (other than accounting information) properly contain information required to be contained therein and that there are no matters which we are required to mention; and

    (5) that in connection with performance of duties by the directors including their duties relating to subsidiaries, we did not find any unlawful act or any material fact which constitutes violation of laws and regulations or the Articles of Incorporation of the Company. Further, with respect to matters such as the directors' involvement in transactions competitive with the Company's business and in transactions which may conflict with the Company's interests, the Company's bestowing of benefits and the Company's unusual transactions with subsidiaries and shareholders, and the Company's acquisition or disposal of its own stocks, we are of the opinion that there was no breach of obligation of directors.

                                Toshiro Nakaya (seal)
                                Standing Statutory Auditor

                                Hiroyuki Watanabe (seal)
                                Standing Statutory Auditor

                                Masahiro Yoshiike (seal)
                                Statutory Auditor

                                Takaharu Dohi (seal)
                                Statutory Auditor


    Note: Mr. Hiroyuki Watanabe of Standing Statutory Auditor and Messrs. Masahiro Yoshiike and Takaharu Dohi of Statutory Auditors are outside auditors provided in Article 18, Paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha".

                        REFERENTIAL DOCUMENTS REGARDING
                        --------------------------------
                         THE EXERCISE OF VOTING RIGHTS
                         -----------------------------
                               (PROXY STATEMENT)
                               -----------------


1.   Total Number of shares held by shareholders with voting rights:

     955,252,000 shares

2.   Explanations of items of business:

        1st Item of Business:      Matters concerning the approval of the
                                   proposed Appropriation of Profit for the 131st business term (April 1, 1999 - March
                                   31, 2000)

     The proposal for appropriation of profit is as described in EXHIBIT IV (see page 39).

     Based on our comprehensive consideration of our current fiscal year's performance and dividend payout ratio, we decided for the amount of cash dividend per share as of the end of this period be JPY3.00 per share which is the same amount as the interim dividend for the current fiscal year and the dividend of the previous fiscal year.


        2nd Item of Business:      Matters concerning the election of two
                                   directors

     The terms of office of two directors, Messrs. Satoru Anzaki and Toshitaka Hagiwara, will terminate as of the close of this General Shareholders' Meeting (hereinafter, the "Meeting"). Last year, we effected reforms to the board by decreasing the number of directors and inviting outside directors, and we also introduced the "Executive Officer" system and the "Global Officer" system. We hope to achieve a further strengthened corporate governance with the board of directors comprised of small number of members.

     Thus, an election of two directors is requested and the following candidates are nominated for the positions.

                              DIRECTOR CANDIDATES
                              -------------------

-----------------------------------------------------------------------------------------------
     Name                                                                  Number of Shares
     ----                                                                  ----------------
(Date of Birth)                              Brief Personal History         of the Company
---------------                              ----------------------         --------------
                                                                                 Held
                                                                                 ----
-----------------------------------------------------------------------------------------------
Satoru Anzaki                    4/1961           Joined the Company
(March 3, 1937)

                                 3/1985           Director

                                 11/1988          Managing Director

                                 6/1991           Executive Managing             118,488
                                                  Director

                                 6/1995           President and
                                                  Representative Director
                                                  (current position)
-----------------------------------------------------------------------------------------------
Toshitaka Hagiwara               12/1969          Joined the Company
(June 15, 1940)
                                 6/1990           Director

                                 6/1995           Managing Director

                                 6/1997           Executive Managing
                                                  Director

                                 6/1999           Executive Vice President        35,559
                                                  and Representative
                                                  Director
                                                  (current position)

                                 (Representative positions in other
                                 companies)
                                 President and Representative Director of
                                 Komatsu General Service , Inc.
-----------------------------------------------------------------------------------------------



        3rd Item of Business:       Matters concerning the election of two
                                    statutory auditors


     The term of office of Statutory Auditors, Messrs. Hiroyuki Watanabe and Masahiro Yoshiike, will expire at the close of this Meeting.

     Accordingly, it is proposed that two statutory auditors be elected. The following candidates are nominated for the position.

                         STATUTORY AUDITOR CANDIDATES
                         ----------------------------


-----------------------------------------------------------------------------------------------


     Name                                 Brief Personal History                    Number of
     ----                                 ----------------------                   ---------
(Date of Birth)                     (Positions held in other companies)            Shares of the
---------------                     -----------------------------------            -------------
                                                                                   Company Held
                                                                                   ------------
-----------------------------------------------------------------------------------------------
Hiroyuki Watanabe               4/1963       Joined the Company
(August 19, 1938)

                                6/1989       Director of Komatsu Forklift
                                             Co., Ltd.

                                3/1992       Retired from the Company

                                6/1994       Managing Director of Komatsu             16,000
                                             Forklift Co., Ltd.

                                6/1996       Executive Managing Director of
                                             Komatsu Forklift Co., Ltd.

                                6/1997       Standing Statutory Auditor of the
                                             Company (current position)
------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
Masahiro Yoshiike               4/1963       Joined The Taiyo Mutual Life
(March 23, 1940)                             Insurance Co.


                                7/1990       Director of the above Company

                                4/1991       Managing Director of the above
                                             Company

                                7/1995       President and Representative
                                             Director of the above Company           2,000
                                             (current position)

                                6/1997       Statutory Auditor of the
                                             Company (current position)

                                (Representative positions in other
                                companies)
                                President and Representative Director of the
                                Taiyo Mutual Life Insurance Company
-----------------------------------------------------------------------------------------------

(Note 1) Messrs. Hiroyuki Watanabe and Masahiro Yoshiike satisfy the conditions of outside auditors provided in Article 18, Paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, Etc. of Kabushiki Kaisha".

(Note 2) Mr. Masahiro Yoshiike concurrently serves as the President and Representative Director of the Taiyo Mutual Life Insurance Company from which the Company is receiving long-term loans.


          4th item of Business:    Matters concerning the acquisition of
                                   treasury shares for transfer to the directors and employees

     The resolution of the shareholders is requested for the Company to acquire
1.2 million ordinary shares of the Company's treasury shares with par value at a maximum total acquisition price of JPY1 billion during the period from the closing of this Meeting until the end of the next Meeting, for transfer to the Company's directors and employees in the following manner in accordance with the provisions set forth in Article 210-2 of the Commercial Code for the purpose of providing an incentive to and lifting the morale of the directors and employees towards the improvement of the Company's business performance.

     If the total number of the above shares cannot be acquired at the maximum acquisition price stipulated above, the above total number of shares to be acquired and the number of shares to be transferred to the grantees of the rights will be decreased accordingly by a resolution of the Board of Directors.

(Outline of the Transfer)

(1)  Manner of Transfer of the Shares

     To be conducted as provided in Article 210-2, Paragraph 2, Item 3 of the Commercial Code, "Agreement to grant rights to acquire the shares of the Company from the Company at the price set forth in advance" (hereinafter referred to as the "Agreement"). Such Agreement shall be concluded between the Company and each of the persons who are granted with such rights in accordance with the resolutions to be passed at this Meeting and the future Board of Directors Meeting.

(2)  Type of Shares Subject to Transfer

     The Company's ordinary shares with par value

(3)  Persons to be Granted the Rights, and the Number of Shares to be Granted

 (a) The following directors remaining in office as of the closing of this Meeting (7 persons)

        Name        Number of shares        Name             Number of shares
        ----        ----------------        ----             ----------------
Tetsuya Katada           80,000         Satoru Anzaki             80,000

Masahiro Sakane          70,000         Toshitaka Hagiwara        70,000

Koji Ogaki               60,000         Norimichi Kitagawa        60,000

Arlie G. Tucker          20,000

 (b) The following executive officers pursuant to the Company's Executive Officer system, and the counsels (riji), chief technician, chief technical supervisors, and those who are given the treatment of counsels as of the closing of this Meeting (39 persons)

Name                      Number of      Name                   Number of
----                      ---------      ----                   ---------
                           shares                                shares
                           ------                                ------
Kazuhiro Aoyagi            60,000     Naomi Anesaki              60,000

Kunihiko Komiyama          40,000     Hisashi Wada               40,000

Masaru Fukase              40,000     Teruo Nakahara             40,000

Kunio Noji                 40,000     Kiyokazu Baba              20,000

Shuji Sugi                 20,000     Susumu Isoda               20,000

Yoshitaka Ohmura           20,000     Teruo Nagayasu             20,000

Kanetake Nakatani          20,000     Yuzo Tsumura               20,000

Masahiro Yoneyama          20,000     Shigeki Fujimori           20,000

Munenori Nakao             20,000     Yuji Watanabe              20,000

Kenji Kinoshita            20,000     Kanichi Kadotani           10,000

Kanenobu Yoshida           10,000     Takeyuki Sakata            10,000

Tomiji Ohara               10,000     Toshiji Onuma              10,000

Yoichi Kobayashi           10,000     Masatsugu Nagatomo         10,000

Mamoru Hironaka            10,000     Tetsuya Nakayama           10,000

Yoshito Maeyama            10,000     Masayuki Sato              10,000

Yasuo Kimura               10,000     Teruaki Noda               10,000

Yasuo Suzuki               10,000     Junro Kawanabe             10,000

Yoshinori Komamura         10,000     Kenichi Nakamura           10,000

Makoto Nakamura            10,000     Yuzo Suzuki                10,000

Tetsuo Takiguchi           10,000


(4)  Purchase Price

     The purchase price of the subject shares shall be in the amount of the average of the closing price of the Company's ordinary shares with par value (ordinary trades) of each day (excluding days on which there are no trades of the shares) of the month immediately preceding the month in which the date of the grant falls, at the Tokyo Stock Exchange, multiplied by 1.05, with fractions less than one yen being rounded up to a whole yen. However, the purchase price shall not be less than the closing price of such shares on the date of the grant.

     If the shares are subject to a stock split or if the new shares are issued at a price below the market value (excluding those issuable upon conversion of convertible bonds or exercise of warrants), the purchase price shall be adjusted in accordance with the formula below, with fractions less than one yen being rounded up to a whole yen.

                                       Number of            Number of newly          Amount paid per
                                       currently + issued   issued shares x          share
                                       shares
                                                            -----------------------------------------
Purchase price      Purchase Price                               Stock price before stock split
 = after            before                                             or new issuance
 adjustment         X adjustment
                                       --------------------------------------------------------------
                                        Number of currently issued shares + Increased number of
                                        shares due to stock split or issuance of new shares

(5)  Period for Exercising the Rights

     From July 1, 2001 to June 30, 2006. Notwithstanding the foregoing, if any of the persons who are granted the above rights dies before the end of the exercising period, his or her heir may exercise the rights within 24 months of the dated of the death of the person.

(6)  Conditions for Exercising the Rights

 (a) Any of the persons who have been granted the above rights may exercise his or her rights pursuant to the Agreement even after the person is no longer a director or an employee of the Company. If any of the persons granted the rights dies, his or her heir may exercise the rights pursuant to this Agreement.

 (b)  The granted rights may not be transferred or pledged.

 (c) The other conditions to the exercise of rights shall be provided in the Agreement.

                                                                             END



[Notice]

     Pursuant to the provisions of Article 7-2 of the Articles of Incorporation of the Company, it was resolved at the Board of Directors Meeting of the Company held on May 2, 2000 to acquire and cancel by appropriating to profit treasury shares with a maximum of 10 million ordinary shares with par value at a total acquisition price of JPY7 billion by the closing of the next Meeting to be held in June 2000.

     In accordance with this resolution, the Company acquired 10 million ordinary shares with par value at a total acquisition price of JPY6,340,500,000 and completed procedures for cancellation of these shares on May 17, 2000.

(TRANSLATION)


                                INSTRUCTION CARD
                                ----------------
                    CONCERNING THE EXERCISE OF VOTING RIGHTS
                    ----------------------------------------


To:  KOMATSU LTD.

                                   Number of Voting Shares:  ____________ shares


     The undersigned hereby exercises its voting rights as indicated below in respect of the items of business proposed in the 131st Ordinary General Meeting of Shareholders of KOMATSU LTD. to be held on June 28, 2000.


     This Instruction Card will also be effective in the event of an adjournment or continuation of the meeting.

Re:    1st Item of Business:
       Matters as proposed are                 ................    approved
                                                                   disapproved
       2nd Item of Business:
       Matters as proposed are                 ................    approved
                                                                   (excluding ________)
                                                                   disapproved
       3rd Item of Business:
       Matters as proposed are                 ................    approved
                                                                   (excluding ________)
                                                                   disapproved
       4th Item of Business:
       Matters as proposed are                 ................    approved
                                                                   disapproved


June ___, 2000

                                                     Name of Shareholder  (Seal)
                                                     ---------------------------


                            *          *          *

(Note) Please be advised that if no instruction is indicated for any item of business above, the voting rights attached to your shares shall be voted in favor of the approval of such item.

                                                                    Komatsu Ltd.